Exhibit (d)2(a)

WAIVER BENEFIT: PAYMENT OF SELECTED MONTHLY PREMIUM

UPON TOTAL DISABILITY

1.	WAIVER BENEFIT

Total Disability Before Age 60. If total disability of the Insured starts on or before the Policy anniversary nearest the 60th birthday of the Insured, on each monthly processing date following approval of a claim the Company will credit to this Policy for as long as the total disability continues the Selected Monthly Premium Benefit, which shall be the greater of:

a.	the Selected Monthly Premium amount shown on page 3; and

b.	a premium in an amount that, after deducting the Premium Expense Charge, will equal the Specified Monthly Charges. The Specified Monthly Charges shall consist of the Monthly Policy Charge for this Policy, excluding the Monthly Policy Debt Expense Charge.

There will be no Selected Monthly Premium Benefit payable before the Policy anniversary nearest the Insured’s 5th birthday, unless the Insured has a Presumptive Total Disability, as described in Section 2.

Total Disability After Age 60. If total disability of the Insured starts after the Policy anniversary nearest the 60th birthday of the Insured, the Company will credit to this Policy the Selected Monthly Premium Benefit for as long as the total disability continues, but only to the Policy anniversary that is nearest the 65th birthday of the Insured.

Payment of the Selected Monthly Premium Benefit. The Selected Monthly Premium Benefit will be treated as a premium payment subject to the terms of this Policy, except that it will not be included in the cumulative premiums paid for purposes of Death Benefit Option C. The Selected Monthly Premium Benefit will count as premium paid for purposes of the Benchmark Premium Test, if applicable to this Policy.

For any period of total disability prior to approval of a claim, the Company will credit to this Policy the Selected Monthly Premium Benefit due for that period on the first monthly processing date following approval of the claim. The Company will not refund any premiums that are paid prior to or after its approval of a claim.

Charge for Benefit. While this Waiver Benefit is in force, the charge for this Waiver Benefit will be deducted from the Policy Value of this Policy as part of the Monthly Policy Charge. Accordingly, the Monthly Policy Charge, as defined in this Policy, is amended to include the Monthly Waiver Benefit Charge. The Monthly Waiver Benefit Charge shall be the greater of:

a.	the Selected Monthly Premium Rate (the maximum is shown on page 5) at the Insured’s Attained Age, multiplied by the Selected Monthly Premium amount shown on page 3; and

b.	the Specified Monthly Charges Rate (the maximum is shown on page 5) at the Insured’s Attained Age, multiplied by the Specified Monthly Charges (excluding the Monthly Waiver Benefit Charge). Once a claim is approved, the Monthly Waiver Benefit Charge will not be deducted from the Policy Value during periods of total disability.

2.	TOTAL DISABILITY

Definition of Total Disability. A total disability is one which prevents the Insured from engaging in an occupation. For the first 24 months of total disability, an occupation is the one that the Insured has at the time the Insured becomes disabled. After 24 months, an occupation is one for which the Insured is qualified by education, training or experience.

Disabilities Covered by this Waiver Benefit. The Selected Monthly Premium Benefit is payable only if:

•	the Insured becomes totally disabled while this Waiver Benefit is in force;

•	the total disability results from an accident or sickness; and

•	the total disability lasts for at least six consecutive months.

TT.VUL.UL.SMP.(0107)

Presumptive Total Disability. Even if the Insured is able to work, the total and irrecoverable loss of any of the following will be considered total disability:

•	sight of both eyes;

•	use of both hands;

•	use of both feet;

•	use of one hand and one foot;

•	speech; or

•	hearing in both ears.

The loss must be the result of an accident that occurs, or from a sickness that first appears, while this Waiver Benefit is in force.

3.	PROOF OF TOTAL DISABILITY

Before the Selected Monthly Premium Benefit will be paid, proof of total disability must be given to the Company within one year from the start of disability or from the Policy anniversary nearest the Insured’s 5th birthday, whichever is later. However, the claim will not be affected if the proof is given as soon as reasonably possible.

4.	PROOF THAT TOTAL DISABILITY HAS CONTINUED

Proof that the total disability has continued may be required once a year. If the proof is not given when it is required, the Selected Monthly Premium Benefit will no longer be payable. The Company will not require proof that the disability continues beyond the Policy anniversary that is nearest the 65th birthday of the Insured.

5.	POLICY CHANGES DURING TOTAL DISABILITY

During a period of total disability the Owner may not change the Death Benefit Option or make a change to this Policy that is subject to the Company’s insurability requirements.

If the Insured is continuously totally disabled from the Policy anniversary that is nearest the 60th birthday of the Insured to the Policy anniversary that is nearest the 65th birthday of the Insured, the Selected Monthly Premium Benefit is payable after the Policy anniversary that is nearest the 65th birthday of the Insured only if Death Benefit Option A is in effect for this Policy. If Option A is not in effect on the Policy anniversary that is nearest the 65th birthday of the Insured, the Death Benefit Option will be changed to Option A by the Company.

6.	TERMINATION OF WAIVER BENEFIT

This Waiver Benefit will terminate on the earliest of:

•	the Policy anniversary that is nearest the 65th birthday of the Insured if the Insured became totally disabled after the Policy anniversary that is nearest the 60th birthday of the Insured.

•	when this Policy terminates.

•	when this Policy becomes Fixed Paid-Up insurance.

•	when the Owner’s written request to terminate this Waiver Benefit is received at the Home Office.

Secretary
THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY

TT.VUL.UL.SMP.(0107)